FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 30, 2003

Perle Systems Limited

(Registrant's name)

60 Renfrew Drive, Suite 100

Markham, Ontario, Canada

L3R OE1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

  Press Release dated April 29, 2003 in connection with financial results for the third quarter ended February 28, 2003.

  Shareholders Quarterly Report for the third quarter ended February 28, 2003 dated April 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003

PERLE SYSTEMS LIMITED

By: /s/ Derrick Barnett

Derrick M. Barnett

Vice-President, Finance and Chief Financial Officer

PERLE SYSTEMS LIMITED
QUARTERLY REPORT

For the quarter ended February 28, 2003
In accordance with accounting principles
generally accepted in Canada

Under Canadian securities regulations the Company is required to make available to all investors consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The Company's filings with the United States Securities and Exchange Commission, including press releases and other shareholder communications, are generally prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The enclosed Quarterly Report has been filed by the Company with Canadian securities regulators.

President and Chief Executive Officer's Message to Shareholders - Third Quarter Report

Dear Fellow Shareholders,

Q3 Fiscal 2003

To set the stage for sales growth during the fourth and final quarter of fiscal 2003 we continued our sales channel and OEM market improvement, restructuring the reseller channel while introducing new OEM initiatives in the United States and Europe. Our marketing programs were maintained to generate leads to further drive increased demand for Perle products.

In our focus to now grow sales we have stepped up our product development release. We released higher performance models for the popular Perle Jet Stream and IOLAN+ serial/terminal servers. We released an 8-port model of the new Perle CS9000 console server line. This will allow customers with fewer devices in rack to benefit from the advanced management functionality of the CS9000 line, which previously existed in 16 and 24 port models. We added PPPoE (PPP over Ethernet) to the Perle router line. This will enable customers to take advantage of cost-effective Perle routers in DSL environments. At the beginning of the quarter we released 3.3v models in the Perle PCI Host multi-port card line. These cards will be used by customers in the new 3.3v servers coming into the market now. We have also re-focused our marketing campaigns into areas that are enjoying growth in the current environment, such as retail and medical technology

We embarked on a reorganization of our sales force and production processes to drive sales and further improve gross margins and shorten delivery lead times to our customers.

We continue to focus on the key fundamentals of building sales, improving margins and operating efficiencies while containing costs. Disciplined cost controls and good gross margins offset the lower sales revenue in the third quarter. Improved collection turns on receivables resulted in stronger cash flow.

Perle products continue to be well received and this combined with the strengthening of our distribution and OEM channel, and increasing productivity of our operations, gives me great confidence in the long-term outlook for our company's success.

/s/ Joseph Perle

Joseph E Perle

President and Chief Executive Officer

Perle Systems Limited

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the audited consolidated financial statements and notes included in the Annual Report on Form 20-F, prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and the Annual Report Supplement, prepared in accordance with generally accepted accounting principles in Canada for the fiscal year ended May 31, 2002.

Results of Operations

Nine months ended February 28, 2003 and 2002

Overview

On June 5, 2001, the Company acquired the router product line of TriNexus Communications Inc ("TriNexus"). This strategically important product line will allow Perle to further develop its important Internet Protocol based connectivity lines.

On October 4, 2001, the Company undertook a further restructuring of its staff in terms of which 30 of 126 employees were temporarily laid off or terminated. The Company took a one-time non-cash charge of $575,000 in respect of future expenses for this restructuring in the quarter ended November 30, 2001.

In order to maintain a balanced cash flow stream, the Company re-negotiated and consolidated its long term and operating debt with its primary lender on May 31, 2001 to more favorable repayment terms. On December 19, 2002, the Company's lender agreed to again revise the terms of the Credit Agreement, which resulted in still more favorable terms for the Company. This agreement includes a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. In addition, the revised terms require the Company to continue to meet certain financial targets in each fiscal year. (See Note 5(d) to the Condensed Consolidated Financial Statements).

Management has been responsive in matching the Company's expense base with its lower revenue stream and has maintained a sound working relationship with its vendors and secondary debt lenders, obtaining extended credit terms to ensure that the Company's operations are uninterrupted. Further details on the credit agreements and the Company's liquidity and its ability to continue as a going concern, can be found in Notes 2 and 5 to the Condensed Consolidated Financial Statements and in the liquidity section hereunder.

The Company continued to build on its new corporate brand logo and product positioning tag line "Essential Network Connectivity", reflecting the broader product offering and wider market appeal resulting from the integration of the product lines acquired in the acquisitions of Specialix, Chase and TriNexus, uniting the Company's portfolio of products under one brand making it easier for customers and resellers to identify Perle's quality standards in the products they select. The Company continues to offer limited lifetime warranties on most of its product ranges, standing behind its reputation for product excellence.

During the periods under review, the Company moved to streamline and develop its distributor and reseller partners in each region. It marketed its new Internet Protocol connectivity product offerings, the CS9000 console server, its router product range and Remote Access server board products to its distributors and resellers. The Company continued to dominate the AS400 controller market and to capture the RAS business of the Shiva product line following Intel's withdrawal from this market.

Perle continues to place importance on its research and development initiatives, introducing improvements to existing product ranges and new product lines, such as the innovative market leading CS9000 Console Server. Perle also has developed its on line Internet based training initiatives for its distribution channel. Combined with its service and hot line support offered in multiple languages and time zones, its marketing campaigns supporting existing and new product lines, Perle is confident of being able to maintain and build its reputation with VAR's and distributors around the world.

On April 1, 2002, the Company's common shares were delisted from the Nasdaq Stock Market and became eligible to trade on the Over The Counter Bulletin Board ("OTCBB"). The Company has been advised that its listing on The Toronto Stock Exchange is under review pending its compliance with The Toronto Stock Exchange Listing Requirements. Trading of the Company's Common Shares remained unaffected during this review, however, these changes could negatively impact the market for the Company's stock.

Sales

The global slowdown in the technology industry, which started late in fiscal 2000, has continued into fiscal 2003 resulting in reduced sales levels.

Sales for the nine months ended February 28, 2003 decreased to $17.6 million compared to sales of $22.6 million for the same period of fiscal 2002. Sales from the European segment decreased to $6.2 million or 35% of sales in the third quarter of fiscal 2003 from $7.8 million or 34% of sales for the same period of fiscal 2002. Sales from the Americas segment decreased to $9.4 million or 53% of sales for the third quarter of fiscal 2003 from $11.7 million or 52% of sales for the same period of fiscal 2002. Sales from the Asia-Pacific segment decreased to $2.0 million or 11% of sales in the third quarter from $3.1 million or 14% of sales for the same period of fiscal 2002.

On a long-term basis it is expected that approximately 50% of the Company's business will be generated in the U.S. segment, 40% in the European segment, and the remaining 10% in the Asia-Pacific segment.

Gross Profit

Gross profit (sales minus cost of sales) as a percentage of sales, was 57% for the nine months ended February 28, 2003 and fiscal 2002. The gross margin for fiscal 2003 is expected to continue at approximately the 57% - 59% range, reflecting the Company's current product mix and manufacturing initiatives.

Selling, General and Administrative Expense

Selling, general and administrative expenses were $6.9 million for the nine months ended February 28, 2003 compared to $8.5 million for the same period of fiscal 2002. As a percentage of sales, these expenses represented 39% compared to 38% for the same period of fiscal 2002. These costs have significantly decreased as a result of management's ongoing focus to reduce expenses in the current operating environment.

Research and Development

The Company's research and development activities are directed toward adding new functions to existing products and developing new products. All of the Company's research and development costs are expensed as incurred. In the nine months ended February 28, 2003, the Company expended $2.4 million or 13% of sales on research and development. This amount compares to $2.3 million or 10% of sales in the same period of fiscal 2002.

The Company's long-term target is for approximately 10% of its sales to be invested in research and development. Current research and development initiatives will be met by funds generated from operations. From time to time, the Company may acquire or license technology as an alternative to internal research and development.

Amortization of Capital Assets

Amortization of capital assets was $133,571 for the nine months ended February 28, 2003 as compared to $215,337 for the same period of fiscal 2002. This decrease is due to assets becoming fully depreciated.

Amortization of Intangible Assets and Goodwill

Amortization of intangible assets was $1.3 million for the nine months ended February 28, 2003 as compared to $1.8 million for the same period of fiscal 2002. This relates to the amortization of intangibles and technologies acquired in the Zeta, Chase, PORTtel and TriNexus acquisitions. The reduction is a result of the Company completing a review of the carrying values of its intangible assets. Through the process, the review indicated that on an undiscounted basis certain intangible assets, namely PORTtel Technology and distribution rights were impaired by $45,000 and $125,000, respectively. This write-down was recorded in the last quarter of fiscal 2002. A further write-down of $50,000 on these assets was taken in the second quarter of the current fiscal year.

The Company also undertook an independent valuation and audit of its Goodwill and Intangible Assets at November 30, 2002 and determined there was an impairment of $750,000 in respect of the goodwill and $50,000 in respect of the intangible assets.

Interest Expense

Interest expense for the nine months ended February 28, 2003 was $1.0 million, compared to $1.4 million for the same period of fiscal 2002. The lower interest charge is the result of prevailing lower interest rates over the prior year comparative period.

Income Taxes

The Company's income tax recovery was $335,898 in the nine months ended February 28, 2003 compared to approximately $353,406 in the same period last year reflecting tax liabilities and deferrals in certain jurisdictions resulting from its historical corporate structure. The Company has unrecorded tax losses of approximately $17.7 million that are available to reduce future years' taxable income. In fiscal 2003, notwithstanding these tax losses, the Company may still be liable for taxes in certain jurisdictions resulting from its historical corporate structure. The deferred tax recovery reflects the tax impact of the amortization of intangible assets from the Chase acquisition.

Net Loss

The net loss after taxes for the nine months ended February 28, 2003 was $2.04 million including a goodwill write-down of $750,000. This compares to $1.7 million loss in the same period last year including one-time charges of $575,000. The loss per share was $0.21 inclusive of the goodwill write-down, and $0.13 per share exclusive of the goodwill write-down. This compares to a loss of $0.17 per share inclusive of the one-time charges, and a loss of $0.11 per share exclusive of the one-time charges, in the same period last year. Notwithstanding the decline in the Company's sales, the Company's management has reduced selling, general, and administrative expenses to compensate for the overall profitability of the Company.

Cash Profit (Loss) Per Share

Cash profit per share in the nine months ended February 28, 2003 was $0.01. In the same period of fiscal 2002 cash profit per share was $0.12. Cash loss per share represents net income, excluding write-down of goodwill and amortization of intangible assets, capital assets and one-time charges.

The table below sets out the reconciliation of the net operating profit and cash earnings per share to GAAP net income (loss) and earnings (loss) per share:
	For the nine month period ended February 28,
	2003	Per share	2002	Per share
Net income (loss)	(2,035,079)	(0.21)	(1,666,816)	(0.17)
Depreciation of capital assets	133,571	0.01	215,337	0.02
Amortization of intangibles	1,271,543	0.13	1,777,833	0.19
Write-down of goodwill	750,000	0.08	-	-
One-time charges	-	-	575,000	0.06
Net operating profit (loss)	120,035	0.01	901,354	0.10

Segmented Operating Income (Loss)

The operating income for the America region in the nine months ended February 28, 2003 was $5.2 million as compared to $4.9 million in the same period of fiscal 2002. The increase in profitability is a result of focused cost re-alignment strategies in this region.

The operating loss for the EMEA region in the nine months ended February 28, 2003 was $(0.7) million for fiscal 2003 and fiscal 2002.

The operating profit for the Asia-Pacific region in the nine months ended February 28, 2003 was $0.2 million as compared to operating income of $0.5 million in the same period of fiscal 2002. The reduction in profitability is directly related to the reduction in sales revenue from the region.

Three months ended February 28, 2003 and 2002

Sales

Sales were $5.8 million for the third quarter of fiscal 2003 compared to $7.2 million for the same period of fiscal 2002. This decrease was due to the industry wide slowdown in the technology sector. Sales from the EMEA segment were $2.2 million or 38% of sales for the third quarter of fiscal 2003 compared to $2.5 million or 35% of sales for the same period of fiscal 2002. Sales from the U.S. segment were 3.3 million or 56% of sales in the third quarter of fiscal 2003 compared to $3.7 or 52% of sales for the same period of fiscal 2002. Sales from the Asia-Pacific segment were $0.3 million or 6% of sales for the third quarter of fiscal 2003 compared to $1.0 million or 13% in the same period of fiscal 2002.

Gross Profit

As a percentage of sales, gross profit (sales minus cost of sales) was 57% in the third quarter of fiscal 2003 compared to 56% in fiscal 2002. The gross margin in the fourth quarter of fiscal 2003 is expected to continue in the current range, reflecting the Company's current product mix.

Selling, General and Administration

Selling, general and administration expenses were $2.0 million for the third quarter of fiscal 2003 compared to $2.3 million for the same period of fiscal 2002. The decrease is a result of the Company's ongoing rationalization of operating costs. As a percentage of sales, these expenses represented 35% in the third quarter for fiscal 2003 compared to 32% for the same period of fiscal 2002.

Research and Development

The Company's research and development activities are directed toward adding new functions to existing products and developing new products. All of the Company's research and development costs are expensed as incurred. In the third quarter of fiscal 2003, the Company expended $0.7 million or 12% of sales on research and development. This amount compares to $0.8 million or 11% in the same period of fiscal 2002.

The Company anticipates that approximately 10% of its sales will be invested in research and development. Current research and development initiatives will be met by funds generated from operations. From time to time, the Company may acquire or license technology as an alternative to internal research and development.

Amortization of Intangible Assets and Goodwill

Amortization of intangible assets was $0.4 million for the third quarter of fiscal 2003 as compared to $0.5 million for the same period of fiscal 2002. This relates to the amortization of intangibles and technologies acquired in the Zeta, Chase, PORTtel and TriNexus acquisitions. The reduction in amortization is due to the impact of the write-down of certain intangible assets, namely PORTel Technology and distribution rights, which occurred in the last quarter of fiscal 2002.

Amortization of Capital Assets

Amortization of capital assets was $46,327 for the three months ended February 28, 2003 as compared to $70,678 for the same period of fiscal 2002. The reduction relates to the write-down of leasehold and assets no longer in service following the May 2000 restructuring.

Interest Expense

Interest expense for the third quarter of fiscal 2003 was $0.2 million compared to interest expense of $0.4 million for the same period of fiscal 2002. This decrease in interest expense is as a result of the prevailing lower interest rates during the quarter.

Income Taxes

The Company's income tax recovery was approximately $0.1 million in the third quarter of fiscal 2002, unchanged from the same period last year.

Net Income (Loss)

The net loss after taxes in the third quarter of fiscal 2003 was $(3,196) as compared to a net income of $22,774 in the same quarter of the last fiscal year. This resulted in basic and diluted loss per common share of $nil both for basic and diluted earnings per common share in both quarters year over year.

Other Financial Information - Cash Earnings Per Share

Cash earnings per share, which represents earnings per share excluding the write-down of goodwill, depreciation of capital assets and intangibles and one-time charges, was $0.05 for the third quarter of fiscal 2003 compared to $0.06 for the same period last year.

The table below sets out the reconciliation of the net operating profit and cash earnings per share to GAAP net income (loss) and earnings (loss) per share:
	For the three month period ended February 28,
	2003	Per share	2002	Per share
Net income (loss)	(3,196)	(0.00)	22,774	0.00
Depreciation of capital assets	46,327	0.01	70,678	0.01
Amortization of intangibles	409,266	0.04	480,016	0.05
Write-down of goodwill	-	-	-	-
One-time charges	-	-	-	-
Net operating profit (loss)	452,397	0.05	573,468	0.06

Liquidity, Financial Resources and Working Capital

To finance the acquisition of the Affinity and Zeta product lines and the Specialix and Chase businesses, the Company incurred term and operating debt, which as at May 31, 2002, totaled $17.3 million, the current portion of which totaled $9.8 million. At that date, the Company had cash of $470,000 and accounts receivable of $5.7 million. In addition, during December 1999, the Company issued 670,000 special warrants at a price of Cdn$17.55 raising a total of approximately $7.2 million. In August 2000, the Company financed the acquisition of the Remote Access server board business and USB Multiport Controller product line from PORTtel Pty Ltd of Australia by the issue of 125,000 shares of Perle stock for $0.3 million. In order to finance the June 2001 acquisition of the router product line of TriNexus Communications, on May 31, 2001 the Company undertook a private placement of 300,000 common shares of Perle stock combined with a warrant to acquire 75,000 common shares which raised gross proceeds of Cdn$315,000. Pursuant to the terms of the Company's credit facilities with its lender, the Company is required within 60 days following completion of an equity offering by the Company to apply the net proceeds of such an offering towards repayment of the Company's term debt. The Company's lender agreed to waive this requirement for the private equity offering at June 2001. Further details of the Company's indebtedness can be found in Note 5 to the Condensed Consolidated Financial Statements of the Company.

The Company experienced recurring net losses for the fiscal years ended May 31, 2000, 2001 and 2002, following sales declines resulting from the significant slowdown in the technology industry and a general reduction in sales of the Company's older products, not fully offset by sales from its new product range. Although management significantly restructured operations with resulting reductions in operating costs and improved working capital for fiscal 2002, the changes were not sufficient to enable the Company to meet certain terms and covenants in its existing credit agreement.

On December 19, 2002, the Company's lender agreed to revise the terms of the Credit Agreement, which has resulted in more favorable terms for the Company. This agreement resulted in additional indirect working capital for the Company, including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan. In addition, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, waivers for principal payments in September and October 2002, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. The revised terms required the Company to continue to meet certain financial targets and covenants in each quarter.

At February 28, 2003, the Company was in compliance with certain of these covenants and obtained a waiver for the covenant with which it did not comply.

The Company is current with its principal and interest payments at February 28, 2003.

However, in the current volatile marketplace the Company is unable to accurately forecast its future revenue and therefore its ability to comply with future debt covenants. Therefore, under GAAP, it has elected to reclassify its long-term debt as current debt.

Working capital, as defined by current assets less current liabilities, showed a deficiency of $7.3 million as at May 31, 2002 compared to a working capital deficiency of $15.5 million at February 28, 2003. The working capital deficiency increased during the quarter under review due to the Company reclassifying its term loan as current debt. The reclassification of this debt does not impact on the repayment terms of the term loan.

Management continues in a disciplined manner with its cost reduction initiatives to maintain the operating costs expense ratio in line with the lower sales levels. These initiatives follow on from the restructurings in May 2000 and October 2001 and continued through to the current period, with the ongoing integration of the Company's operations. (See Note 2 to the Condensed Consolidated Financial Statements). The Company's lender has been supportive of the actions taken by management.

Management believes that inflation did not have a material effect on operations during the fiscal year ended May 31, 2002 or the fiscal year ended May 31, 2001, and has not had a material impact in the third quarter of fiscal year 2003.

The Company has no material commitment for capital expenditure projects at present.

FACTORS THAT MAY AFFECT FUTURE RESULTS

From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, which involves risks and uncertainties. Forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, statements, which are not historical facts, may be forward-looking statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below and the accuracy of the Company's internal estimates of revenues and operating expense levels. The Company bases its forward-looking statements on information currently available to it and does not assume any obligation to update such statements.

Going Concern

The Company has experienced a substantial downturn in sales and operating earnings and working capital and shareholder's equity deficiencies for the year ended May 31, 2002 and the quarter ended February 28, 2003. Management has acted decisively to reduce and match the Company's expense base with its revenue stream and has implemented marketing and research and development programs to grow its sales. Despite management's efforts, should the slowdown in the technology sector continue, it may not be possible for the Company to meet its restrictive covenants under its credit agreement and continue to operate as a going concern. Under these circumstances the Company may seek to obtain waivers of its loan covenants and secure additional financing. However, there can be no assurance that the Company's lender will agree to any such waivers or that additional financing will be available on terms acceptable to the Company, if at all.

Rapid Technological Change

The computer networking and data communications industries are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, any of which could make the Company's existing products obsolete. The Company's success depends upon its ability to enhance existing products and to introduce new products to meet changing end-user requirements and emerging industry standards. The Company must devote continued efforts and financial resources to develop and enhance existing products and conduct research to develop new products. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The Company may not be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis and may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. The Company may also announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of its existing product offerings and that may cause customers to defer purchasing its existing products.

Proprietary Rights of the Company and Others

The Company does not hold any patents on its technology. Instead, it currently relies upon copyrights, trade secrets, unpatented proprietary know-how and continuing technology innovation to protect the technology that it considers important to the development of its business. The Company relies on various methods to protect its proprietary rights, including confidentiality agreements with its employees and suppliers and license agreements with its customers that contain terms and conditions prohibiting the unauthorized reproduction, disclosure or transfer of its software products. In addition, the Company does not provide the source code to its customers. These efforts may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. It is also possible that others could independently develop such know-how or obtain access to it or independently develop technologies that are substantially equivalent or superior to the Company's technology. If the Company's protective measures are not successful, its business, operating results and financial condition could be materially and adversely affected. The laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent, as do the laws of the United States or Canada.

The patent position of technology is often uncertain and involves complex legal and factual questions. The Company does not know whether any future patent applications will result in the issuance of any patents. Even if patents are issued, they may be challenged, invalidated or circumvented. Any such patents may not provide a competitive advantage or afford protection against competitors with similar technology. Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to technologies used by or competitive with those of the Company. Patent litigation is becoming widespread among technology companies. If challenged, any patents that the Company is issued in the future may not be held valid. The Company may also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

The Company's commercial success also depends significantly on its ability to operate without infringing the patents and other proprietary rights of others. However, patent applications are, in many cases, maintained in secrecy until patents are issued. Consequently, the Company cannot be certain that it is the first inventor of technologies covered by pending patent applications or that it is not infringing on the patents of others.

Litigation may be necessary to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. If the Company becomes involved in any litigation, interference or other administrative proceedings relating to its proprietary rights, it will incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination could subject the Company to significant liabilities or require the Company to seek licenses that may not be available on favorable terms, if at all. The Company may be restricted or prevented from manufacturing and selling its products in the event of an adverse determination in a judicial or administrative proceeding or if it fails to obtain necessary licenses.

Risks Inherent with Acquisitions

An important element of the Company's growth strategy is to review acquisition prospects that would complement its existing products, augment its market coverage and distribution ability or enhance its technological capabilities. Future acquisitions could result in restructuring charges, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and the market price of its Common Shares.

Acquisitions involve numerous risks, including risks associated with the integration of acquired operations, technologies and products, diversion of management's attention and potential loss of key employees of acquired organizations. The Company may not be able to successfully integrate the products, technologies or personnel of any business that might be acquired in the future. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Cost Reduction Program: Significant Leverage

The Company implemented a cost reduction program, including a restructuring to integrate recent acquisitions and to reduce duplication of job functions. This restructuring initiated in the fourth quarter of fiscal 2000 and again in the second quarter of fiscal 2002 has significantly reduced operating costs. Notwithstanding these cost reductions, economic factors outside of the Company's control may impact on the financial condition of the Company and it may not be able to return to profitable operations. This may require the Company to seek additional capital through the issuance of additional common shares or debt. The Company has a significant amount of debt (see Note 5 to the Condensed Consolidated Financial Statements). There is no assurance that additional equity or debt would be available to the Company on terms favorable to the Company, if at all.

Growth

The Company's growth, both internally and through the acquisitions of Specialix, Chase, the Affinity product line and the product division of Zeta, the remote access server board business of PORTtel and the router product line of TriNexus Communications Inc. has placed additional demands on its management, financial personnel, information systems and controls. The Company may not be able to successfully manage expanding operations with the effect that a delay or failure to implement new and enhance existing systems and controls may have a material adverse effect on its business, operating results and financial condition.

Detection of Product Defects

The Company's products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. The Company cannot assure that errors will not be found in new products after it begins commercial shipments or, if discovered, that it will be able to successfully correct errors in a timely manner. The occurrence of product defects, and the inability to correct errors, could result in the delay or loss of market acceptance of the Company's products, material warranty expense under the Company's limited lifetime warranty, diversion of engineering and other resources from its product development efforts and the loss of credibility with its customers, system integrators and end users, any of which could have a material adverse effect on its business, operating results and financial condition. Although the Company maintains insurance coverage for product liability claims, it does not assure that coverage will be adequate or that all claims will be covered.

Market Acceptance of Products

The Company designs and develops devices for the computer networking and data communications industries. As with any new technologies, there is a substantial risk that the marketplace may not accept the Company's new products. Market acceptance of the Company's products depends, in large part, upon its ability to demonstrate its products' performance and cost-effectiveness over competing products and the success of its sales efforts as well as those of its customers. The Company may not be able to continue to market its technology successfully and may not assure that any of its current or future products will be accepted in the marketplace.

Competition

The markets for networking and data communications products are intensely competitive and subject to frequent product introductions with improved price and performance characteristics, rapid technological change and new industry standards. The Company competes with numerous types of companies including companies which have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer list. This may give these competitors certain advantages, including the ability to negotiate lower prices on components than those available to the Company. In addition, many of the Company's large competitors offer customers broader product lines, which provide more comprehensive solutions than those, which it currently offers. The Company expects that other companies will also enter markets in which it competes. Increased competition could result in significant price competition, reduced profit margins or loss of market share. The Company may not be able to compete successfully with existing or future competitors and cannot assure that competitive pressures will not materially and adversely affect its business, operating results and financial condition.

Fluctuations in Operating Results

The Company's revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors, including:

  the cancellation or postponement of orders;

  the timing and amount of significant orders from the Company's largest customers;

  the Company's success in developing, introducing and shipping product enhancements and new products;

  the Company's product mix;

  impact on financial operations resulting from possible future acquisitions;

  new product introductions by the Company's competitors;

  pricing actions by the Company or its competitors;

  the timing of delivery and availability of components from suppliers;

  changes in material costs;

  general economic conditions; and

  foreign exchange fluctuations.

The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if the Company's customers do not control inventories effectively, they may cancel or reschedule shipments. The Company's expense levels during any particular period are based in part on expectations of future sales. If sales in a particular quarter do not meet expectations, the Company's operating results could be materially adversely affected. The Company may not be able to sustain its recent rate of growth or return to profitable operations.

Risks Associated with Sales to Customers in Foreign Countries

Sales outside of the U.S. segment contribute significantly to the Company's revenues. Sales to customers in foreign countries are subject to government controls and other risks, including difficulties in obtaining export licenses, fluctuations in currency exchange rates, political instability, trade restrictions, visa restrictions due to health alerts and changes in duty rates. Although the Company has not experienced any material difficulties in this regard to date, it may experience difficulties in the future.

The Company's results are reported in US dollars, although the functional currency of the Company is the Canadian dollar. Due to the geographic mix of the Company's customers, any fluctuation in the value of the Canadian dollar relative to the US dollar or other foreign currency may result in variations in its sales and earnings expressed in US dollars. A significant portion of the Company's revenues are generated in US dollars. The Company makes a portion of its component purchases in US dollars, creating a natural hedge that partially offsets this risk. In order to further manage this risk, the Company continually reviews its foreign exchange exposure and takes steps to reduce it by using a variety of methods including, when appropriate, the conversion of surplus foreign currency to US or Canadian dollars and borrowing in foreign currencies. The Company may not always be successful in its efforts.

The Company's operating results could also be adversely affected by seasonality of sales in different regions. This could have a material adverse effect on future sales of the Company's products and, consequently, its business, operating results and financial condition.

Dependence on Suppliers and Third Party Manufacturers

The Company subcontracts the assembly of its products to manufacturers that assemble and test the products. The Company's dependence on independent manufacturers exposes it to delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If the Company's contract manufacturers fail to deliver products in the future on a timely basis, it could be difficult to obtain adequate supplies of products from other sources in the near term. A change in vendors may require significant lead-time and may result in shipment delays and expenses. The inability to obtain products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Key Personnel

The Company is substantially dependent upon a number of key employees, including Joseph Perle, founder, President and Chief Executive Officer, John Feeney, Senior Vice-President and Chief Operating Officer, and Derrick Barnett, Vice-President, Finance and Chief Financial Officer. The loss of the services of these or any one or more of the Company's other key officers could have a material adverse effect on its business. Additionally, the Company's ability to develop, manufacture and market its products and compete with current and future competitors depends on its ability to attract and retain qualified personnel. The Company has contingent severance agreements with its senior executive officers. The Company does carry "Key Man" insurance coverage for its key employees; however, failure due to economic and business conditions to attract and retain qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition.

Market Volatility of Common Shares

The market price of the Company's common shares has been volatile and is likely to continue to be volatile. Factors that could affect the market price for the Company's common shares include:

  actual or anticipated fluctuations in its operating results;

  announcement of technological innovations or new product introductions by the Company or its competitors;

  changes of estimates of its future operating results by securities analysts;

  developments with respect to patents, copyrights or proprietary rights;

  general market conditions; and

  continued listing on The Toronto Stock Exchange and the OTCBB market.

The stock market has recently experienced significant price and volume fluctuations that have particularly affected the market prices for shares of technology companies. These broad market fluctuations may adversely affect the market price of the Company's common shares.

Stock Exchange Listing Requirements

The capital markets on which the Company's common shares trade have certain asset, earnings, stock price and other requirements for the continued listing of a company's stock. Due to economic factors and market volatility factors which impacted upon the Company's stock price, the Company did not comply with certain of these requirements and as a result on April 1, 2002 the Company's common shares were delisted from the Nasdaq Stock Market and became eligible to trade on the OTC Bulletin Board.

The Company has been advised that its listing on The Toronto Stock Exchange ("TSX") is under review pending its compliance with the TSX's Listing Requirements.

These changes could negatively impact the market for the Company's stock.

Support of Company's Lender

The Company is required to meet certain covenants in terms of its lending agreement. In the event that the Company fails to meet these covenants, the Company will seek to obtain further waivers or revisions to its credit agreement from its lender. There can be no assurances that the Company's lender will agree to any such waivers or revisions and failure to obtain waivers or revisions may result in the lender accelerating payments due under the credit agreement. This may impact on the Company's ability to raise sufficient working capital and to continue as a going concern. The Company has in the past failed to meet certain of these covenants but has obtained waivers of non-compliance and revisions of its credit agreement from its lender.

 Payment of Dividends

The Company has never paid cash dividends on its Common Shares and does not intend to pay any dividends for the foreseeable future. Subject to certain limited exceptions, the credit arrangements entered into with its lender prohibit the Company from paying dividends on its common shares.

PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
(See Note 2 - going concern)
As at	February 28, 2003	May 31, 2002
	(Unaudited)	(Audited)
ASSETS
Current:
Cash and cash equivalents	$350,781	$470,064
Accounts receivable	3,565,985	5,716,445
Inventories	3,927,299	3,646,673
Prepaid expenses	298,663	284,654
Income taxes receivable	29,153	227,728
Total current assets	8,171,881	10,345,564
Capital assets, net	744,337	832,247
Other assets	692,989	496,604
Technology, net	1,117,761	1,562,946
Brand names, net	1,427,707	1,737,573
Sales channel, customer list and distribution rights, net	1,539,153	1,966,840
Goodwill	6,729,030	7,320,079
Total assets	$20,422,858	$24,261,853

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current:
Bank indebtedness	$4,856,061	$8,683,648
Accounts payable and accrued liabilities	5,633,553	6,334,023
Income taxes payable	110,949	109,280
Deferred revenue	923,840	1,225,808
Current portion of term loan	11,927,577	736,500
Current portion of notes payable	216,842	463,341
Current portion of obligation under capital lease	37,843	52,923
Total current liabilities	23,706,665	17,605,523

Term loan	-	7,389,523
Obligation under capital lease	-	26,910
Accrued facilities cost	81,917	90,768
Deferred tax liabilities	981,850	1,300,121
Total liabilities	24,770,432	26,412,845
Commitment and contingencies

Shareholders' Equity (Deficiency):
Share capital -- Authorized: Unlimited Common Shares, issued and outstanding: 9,592,293 (2002 -- 9,592,293)	32,130,345	32,130,345

Cumulative translation account:	(527,017)	(365,514)
Deficit	(35,950,902)	(33,915,823)
Total shareholders' equity (deficiency)	(4,347,574)	(2,150,992)
Total liabilities and shareholders' equity (deficiency)	$20,422,858	$24,261,853

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
	For the nine month period		For the three month period
	ended February 28,		Ended February 28,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$17,598,048	$22,619,008	$5,783,672	$7,191,746
Expenses:
Cost of sales	7,524,105	9,779,406	2,469,850	3,198,118
Selling, general and administration	6,919,593	8,524,529	2,049,886	2,333,910
Research and development expenditures	2,356,946	2,328,245	690,884	802,979
Amortization of intangible assets	1,271,543	1,777,833	409,266	480,016
Write down of goodwill	750,000	-	-	-
Amortization of capital assets	133,571	215,337	46,327	70,678
Interest expense	1,013,267	1,438,880	233,315	412,180
Total expenses	19,969,025	24,064,230	5,899,528	7,297,881
Loss before income taxes and non-recurring items	(2,370,977)	(1,445,222)	(115,856)	(106,136)
Income taxes recovery	335,898	353,406	112,660	128,910
Income (loss) before non-recurring items	(2,035,079)	(1,091,816)	(3,196)	22,774
Non-recurring items, net of $nil tax	-	(575,000)	-	-
Net income (loss) for the period	$(2,035,079)	$(1,666,816)	$(3,196)	$22,774

Loss per common share - basic and fully diluted:
Before non-recurring items	$(0.21)	$(0.11)	$0.00	$0.00
Non-recurring items	-	(0.06)	-	-
Loss per common share - basic and diluted	$(0.21)	$(0.17)	$0.00	$0.00

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
For the nine month period ended February 28,	2003	2002
Common Share Capital:	(unaudited)	(unaudited)
Shares
Opening balance	9,592,293	9,592,293
Closing balance	9,592,293	9,592,293

Amount
Opening balance	$32,130,345	$32,130,345
Stock options exercised	-	-
Warrants exercised	-	-
Issuance of common shares for acquisitions	-	-
Closing balance	$32,130,345	$32,130,345

Cumulative translation account:
Opening balance	(365,514)	(323,920)
Net change for the period	(161,503)	(2,227)
Closing balance	(527,017)	(326,147)
Deficit:
Opening balance	(33,915,823)	(28,733,642)
Net loss for the period	(2,035,079)	(1,724,360)
Closing balance	(35,950,902)	(30,458,002)
Total shareholders' equity (deficiency)	$(4,347,574)	$1,346,196

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
	For the nine month period ended February 28,		For the three month period ended February 28,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):
Operating activities
Net loss for the year	$(2,035,079)	$(1,666,816)	$(3,196)	$22,774
Add (deduct) items not affecting cash:
Amortization of intangible assets	1,271,543	1,777,833	409,266	480,016
Write down of goodwill	750,000	-	-	-
Depreciation of capital assets	133,571	215,337	46,327	70,678
Deferred income taxes	(335,898)	(333,483)	(112,660)	(108,987)
	(215,863)	(7,129)	339,737	464,481
Net change in non-cash working capital balances related to operations	1,046,618	1,449,584	(54,866)	31,302
Cash provided by (used in) operating activities	830,755	1,442,455	284,871	495,783
Investing activities
Loans repaid by shareholders, officers and directors	-	33,053	-	33,053
Additions to capital assets	(27,912)	(82,590)	(16,279)	(5,069)
Purchase of technology and other intangible assets	-	(341,092)	-	-
Cash used in investing activities	(27,912)	(390,629)	(16,279)	27,984
Financing activities
Increase (decrease) in bank indebtedness	(3,867,344)	(210,887)	(306,842)	(198,734)
Deferred financial cost	(176,208)	(2,919)	40,545	22,911
Repayment of notes payable	-	(211,038)	(52,081)	(514,158)
Repayment of obligation under capital lease	(42,258)	(26,835)	(18,072)	(10,857)
Increase (repayment) of term loan	3,157,022	(757,981)	-	-
Issuance of common shares (net)	-	(4,366)	-	-
Cash provided by (used in) financing activities	(928,788)	(1,214,026)	(336,450)	(700,838)
Effect of exchange rate changes on cash and cash equivalents	6,286	(44,798)	22,318	(14,033)
Net increase (decrease) in cash and cash equivalents during the year	(119,659)	(206,998)	(45,540)	(191,104)
Cash and cash equivalents, beginning of the period	470,441	962,046	396,322	946,152
Cash and cash equivalents, end of the period	$350,782	$755,048	350,782	755,048

Components of net change in non-cash working capital balances related to operations:
Accounts receivable	$2,216,885	$3,052,029	$372,938	$1,021,349
Inventories	(184,527)	1,271,583	(265,380)	291,518
Prepaid expenses	(4,119)	103,133	(23,007)	(71,201)
Income taxes	191,841	(56,501)	47,372	(80,185)
Accounts payable and accrued liabilities	(853,842)	(2,716,266)	32,317	(1,070,896)
Deferred revenue	(319,620)	(204,394)	(219,106)	(59,284)
	$1,046,618	$1,449,584	$(54,866)	$31,301
PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
	For the nine month period ended February 28,		For the three month period ended February 28,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Supplemental cash flow information:
Interest paid	$900,267	$1,225,153	$120,315	$198,453
Income taxes paid	$128,212	$129,491	$86,988	$46,080
Non-cash investing and financing activities:
Vender take back debt	$ -	$424,659	$ -	$ -

PERLE SYSTEMS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT FEBRUARY 28, 2003

1. Nature of Business

Perle Systems Limited (the "Corporation") together with its subsidiaries (collectively, the "Company" or "Perle") develops, manufactures, markets, sells and supports networking products that are used by customers to connect remote users to central servers for a wide variety of e-business and general business applications. The Company specializes in Internet Protocol ("IP") connectivity with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial servers, emulation adapters, multi-port serial cards and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. The Company sells these products worldwide through a combination of distribution channels, systems integrators and original equipment manufacturers ("OEMs").

2. Going Concern

These financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has experienced net losses of $2,507,181, $2,296,884 and $23,709,792 for the years ended May 31, 2002, 2001 and 2000, respectively. For nine months to February 28, 2003, the net loss was $2,035,079. At May 31, 2002 the Company had a working capital deficiency of $7,259,959 compared to a deficiency of $4,674,866 in fiscal 2001. The working capital deficiency at May 31, 2002 was reduced by approximately $4.22 million (Cdn$6.45 million) following the conversion of a portion of the short-term operating credit line to long-term loan as part of the revision to the Company's Credit Agreement on December 19, 2002. At February 28, 2003 the working capital deficiency was $15,534,784. This increase in the third quarter fiscal 2003 is due to the Company's decision to reclass its long-term debt as current, due to its inability to ensure compliance with future covenant requirements in terms of its credit agreement. The Company's total assets at February 28, 2003 are $20,422,858 compared to total liabilities of $24,770,432.

The significant slowdown in the technology industry commencing in fiscal 2000 has resulted in reduced sales levels which have continued through to fiscal 2003. Although management has restructured operations with resulting reductions in operating costs, the changes have not been sufficient to improve working capital or to allow the Company to meet certain covenants in its existing Credit Agreement. There is no certainty of a return to former sales levels and the Company may not be able to further reduce costs without substantially damaging its business.

The Company has generated cash from operating activities of $830,755 for the nine months to February 28, 2003 and $1,922,499 in fiscal 2002. The Company repaid $736,500 of long-term bank debt in fiscal 2003 and $1,199,079 in fiscal 2002. At February 28, 2003, the Company was current on all principal and interest payments in connection with its bank facilities.

The sales trend during the last three years, together with the Company's negative working capital position, significant operating line of credit and term loan, and the deficiency in shareholder's equity (which includes the non-cash write-down of goodwill and intangible assets), cast substantial doubt about the ability of the Company to continue as a going concern.

On December 19, 2002, the Company's lender agreed to revise the terms of the Credit Agreement, which produced more favorable terms for the Company. This agreement resulted in additional working capital for the Company, including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, waivers for principal payments in September and October 2002, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. In addition, the revised terms require the Company to continue to meet certain financial targets in each fiscal year.

As described in Note 5, the Company was not in compliance with certain of its restrictive covenants at February 28, 2003, which were subsequently waived by the lender.

3. Purchase of Technology

TriNexus Communications and Products

On June 5, 2001, the Company purchased the router product line from TriNexus Communications Inc. TriNexus is based in Saskatoon, Canada and is a developer, manufacturer and vendor of data communications products. The acquisition has been accounted for under the purchase method of accounting and the results of operations are included in the Company's financial statements from the date of acquisition. The estimated purchase price was allocated to the fair value of identifiable assets acquired. The estimated total cost of the purchase was $514,000 consisting of cash consideration and acquisition expenses of $181,000.

The total amount of the purchase price will be allocated to the intangible asset technology, customer base, inventory and capital assets. The vendor deferred payment of $210,261 of the cash consideration over a six-month period with the final installment due and paid on December 5, 2001.

The technology is recorded at cost on the balance sheet and is to be amortized on a straight-line basis over a period of five years.

4. Segmented Information

Substantially all of the Company's operations are related to a single industry segment, the business of designing, manufacturing and selling proprietary computer connectivity products.

Geographic segments are determined based on management reporting requirements. Current segments disclosed are managed and evaluated independently by the Company executives. Segment profit is defined as operating income before corporate expenses, interest and income taxes.

The Company had no individual customer whose accumulated sales represented more than ten percent of total sales during the nine-month period.

The following information relates to geographic segments of the Company:

	For the nine month period ended February 28,		For the three month period ended February 28,
	2003	2002	2003	2002
Sales
America
Customer revenues	$9,404,496	$11,745,405	$3,261,931	$3,738,871
Inter-segment revenues	3,801,372	5,835,017	1,153,908	2,124,790
	13,205,868	17,580,422	4,415,839	5,863,661
EMEA
Customer revenues	6,200,273	7,780,099	2,175,847	2,486,567
Inter-segment revenues	-	-	-	-
	6,200,273	7,780,099	2,175,847	2,486,567
Asia-Pacific
Customer revenues	1,993,279	3,092,604	345,894	965,408
Inter-segment revenues	-	-	-	-
	1,993,279	3,092,604	345,894	965,408

Elimination of inter-segment revenues	(3,801,372)	(5,835,017)	(1,153,908)	(2,124,790)
Total sales	$17,598,048	$22,619,008	$5,783,672	$7,191,746

Operating income (loss)
America	$4,884,605	$4,854,177	$2,734,283	1,909,700
EMEA	(686,285)	(707,292)	160,280	(187,435)
Asia-Pacific	243,422	455,974	(33,457)	193,027
Segment operating income	4,441,745	4,602,859	2,861,106	1,915,292
Research and development expenditures	(2,356,946)	(2,341,033)	(690,884)	(815,767)
Interest expense	(1,013,267)	(1,438,880)	(233,315)	(412,180)
General corporate expenses	(3,442,510)	(2,268,168)	(2,052,763)	(793,481)
Consolidated loss before income taxes and non-recurring items, and
non-recurring items	$(2,370,978)	$(1,445,222)	$(115,856)	$(106,136)

For the period ended February 28,
	2003	2002
Identifiable assets
America	$12,293,616	$14,134,469
EMEA	6,134,064	9,833,416
Asia-Pacific	1,018,654	1,694,897
Total assets for reportable segments	19,446,334	25,662,782
Corporate assets	976,524	1,149,807
Consolidated total assets	$20,422,858	$26,812,289

The America segment includes sales in the United States and Canada. The EMEA segment includes sales in the United Kingdom, continental Europe, Middle East and Africa. The Asia-Pacific segment includes sales in China, Japan, Singapore, India and Australia. Inter-segment revenues between geographic areas are transacted at fair value.

Segmented operating income (loss) represents income (loss) after the elimination of profits on intercompany transactions. General corporate items include foreign exchange, salaries and general administrative expenses of the corporate group. Corporate assets include cash and cash equivalents, loans to shareholders, officers and directors, and investment tax credits recoverable.

5. Bank Indebtedness, Long-Term Loan and Revised Credit Agreement

(a) Bank indebtedness consists of the following:

	February 28, 2003	May 31, 2002
Line of credit with permitted borrowing of Cdn$8,000,000, including letters of credit guarantees, can be drawn on in either Canadian or US dollars. As at February 28, 2003, the borrowings are as follows: US dollar borrowing bearing interest at the Canadian Prime Rate (May 31, 2002 Canadian Prime Rate plus 2.5% per annum)	$4,856,061	$8,683,648

As at February 28, 2003, the Company had no additional amounts (May 31, 2002 - nil) available under these lines of credit.

As at May 31, 2002 and February 28, 2003, the Canadian bank prime rate was 4.00%, and 4.5%, respectively.

The aggregate effective rate of interest of the Company's outstanding bank indebtedness as at May 31, 2002 was 10.89% (2001 - 9.00%), which includes punitive interest rates for borrowings over the secured asset base.

(b) Term loan consists of the following:

	February 28, 2003	May 31, 2002
Term loan of Cdn$17,737,500, bearing interest at the Canadian bank prime rate. The principal payments have been set out in the table below. For the fiscal years ending May 2004, 2005 and 2006, principal payments are flexible based on operating profits subject to the minimum payments set out below. As at February 28, 2003 and May 31, 2002, the principal amount outstanding was Cdn$17,737,500 and Cdn$12,412,500, respectively. )	$11,927,577	$8,126,023
Less current portion	11,927,577	736,500
Total long-term loan	$ -	$7,389,523

Minimum Principal repayments of the term loan are approximately as follows:

2003	$736,500
2004	1,178,000
2005	2,550,000
2006	7,463,077
$11,927,577

Pursuant to the terms of the Corporation's banking arrangements, the Company is required, within 60 days following completion of any public or private debt or equity financing by the Company, to apply the net proceeds of such financing towards repayment of the Company's term debt facilities.

Covenants and Securities

The Credit Agreement with the prime lender in force at May 31, 2002, required compliance with a number of covenants including sales and pre tax and interest earnings levels, expenditure guidelines, reduction in accounts receivable and inventory levels, limits on the permitted borrowing base and a reduction in the Company's operating line of credit.

In terms of the new credit agreement at December 19, 2002, these covenants have been changed to a 10% negative variance on earnings before interest, taxes, depreciation and amortization (EBITDA), selling general and administrative expenses (including research and development expenses), and gross profit and limits on the permitted borrowing base.

The Company is also restricted from declaring dividends on its Common Shares.

Substantially, all of the assets of the Company have been pledged as collateral for the long-term loan and bank indebtedness of the Company.

As at May 31, 2002 and February 28, 2003, the Company was not in compliance with all of these convenantscovenants. The bank waived the requirement to meet these covenants at May 31, 2002 and February 28, 2003.

The Company is current at February 28, 2003 with all principal interest and payments.

  Letters of Credit and Guarantees

  The Company had letters of guarantee outstanding as at February 28, 2003 and May 31, 2002 of approximately $327,000 for other general and corporate purposes.

  Revised Credit Agreement

On December 19, 2002, the Company entered into a new agreement with its lender, setting out the revised terms and conditions of the Credit Agreement. The major terms of this agreement are as follows:

  reduction of interest rates on the Company's operating line of credit and term loan borrowings to prime rate;

  conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan;

  deferral of principal payments on the long-term loan from November 2002 through May 2003;

  extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006, on a flexible repayment schedule, based a percentage between 33.3% and 50% of the Company's EBITDA less interest, subject to certain minimum payments; and

  revision of certain restrictive covenants (See above - Covenants and Securities).

  repayment of the Company's operating line of credit and long-term debt by May 31, 2006

In addition, the Company agreed to issue up to 2,900,000 new warrants to its lender. These warrants will expire on December 12, 2007 and are priced at Cdn$0.43. The Company is entitled to purchase, at any time prior to May 31, 2006, up to 1,400,000 of these warrants at a nominal amount and on a pro rata basis on early repayment in amounts not less than Cdn$1,000,000 of the portion of the operating line of credit converted to long-term debt, subject to regulatory approval.

6. Share Capital

(a) Common Shares

Authorized

The Corporation has authorized an unlimited number of Common Shares, without par value, which participate equally in dividends and entitle the shareholder to one vote per share at all meetings of shareholders.

Issuance and repurchases of shares

During the years ended May 31, 2002 and year to date February 28, 2003, the Corporation issued nil Common Shares, respectively, for cash consideration of nil, as part of the Amended 1995 Employee Stock Option Plan (the "Stock Option Plan") and the 1985 Employee Stock Option Plan.

(b) Stock Options

The Corporation has reserved 2,317,000 Common Shares (excluding Common Shares underlying lapsed options) for issue under its Stock Option Plan. Under the Stock Option Plan, options can be granted to eligible employees, directors and officers of the Corporation or a subsidiary of the Corporation and any other person or company engaged to provide ongoing management or consulting services to the Corporation or a subsidiary of the Corporation.

Options may be granted to purchase Common Shares of the Corporation at an exercise price not less than market price on the effective date of the grant. Options are exercisable annually on a cumulative basis, up to one-fifth of the optioned shares each year, for five years from the date of grant. The options expire ten years from the date of grant. Options may be exercised, in general, only if the option holder remains continuously employed by the Corporation or a subsidiary of the Corporation from the date of grant to the date of exercise.

The Stock Option Plan contains anti-dilution provisions and is administered by the Compensation Committee of the Board of Directors. As at February 28, 2003, options to purchase 2,588,149 Common Shares have been granted under the Stock Option Plan, of which 336,568 options have been exercised and 1,089,709 options have lapsed and remain available for subsequent granting in accordance with the terms of the Stock Option Plan.

The following table summarizes information about options outstanding as at February 28, 2003 for the Stock Option Plan Options Outstanding and Exercisable By Price Range as of 02/28/03
Options Outstanding				Options Exercisable
Range of Exercise Price Cdn$	Outstanding as at 02/28/2003	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Cdn$	Exercisable as at 02/28/2003	Weighted Average Exercise Price Cdn$
$0.00 - 1.24	665,834	8.2	$0.94	344,564	$1.00
$1.24 - 2.48	14,400	3.1	2.05	14,400	2.05
$2.48 - 3.72	188,658	5.6	3.07	168,398	3.02
$3.72 - 4.96	173,880	5.8	4.51	160,080	4.54
$4.96 - 6.20	71,100	6.3	5.08	45,700	5.13
$6.20 - 7.44	20,000	2.3	6.25	20,000	6.25
$8.68 - 9.92	23,000	6.9	9.40	13,800	9.40
$11.16 - 12.40	5,000	7.0	12.40	4,000	12.40

TOTAL	1,161,872	7.1	$2.39	770,942	$2.79

Transactions under the Stock Option Plan from May 31, 2002 to February 28, 2003 are summarized as follows:
	February 28, 2003		May 31, 2002
	Number of Common Shares	Weighted Average Exercise Price Cdn$	Number of Common Shares	Weighted Average Exercise Price Cdn$
Outstanding at beginning of the period	1,210,992	$2.42	650,140	$4.39
Granted	0	0	962,459	$1.02
Exercised	0	0	0	0
Cancelled	49,120	3.00	401,607	2.24
Outstanding at the end of the period	1,161,872	$2.39	1,210,992	$2.42
Options exercisable at the end of the period	770,942		535,392
Options available for future granting	818,560		769,440

(c) Warrants

The Company has reserved for issuance 2,973,073 Common Shares of the following warrants:

On May 31, 2001, 500,000 warrants were issued to a Canadian financial institution as part of a new bank agreement. The warrants were scheduled to expire on May 31, 2005 and entitled the holder to acquire 500,000 Common Shares at a price of approximately Cdn$1.45. The warrants had a fair value on the date of issue of $242,609. These warrants were cancelled in terms of the new credit agreement dated December 19, 2002.

These warrants were replaced by the issue of 2,898,073 new warrants as part of the Company's new credit agreement with its lender. The warrants expire on December 12, 2007 and have an exercise price of Cdn$0.43 each.

On May 31, 2001, 75,000 warrants were issued for $27,657 pursuant to a private placement. The warrants expire on May 31, 2003 and entitles the holder to acquire 75,000 Common Shares at a price of approximately Cdn$1.31.

SELECTED FINANCIAL INFORMATION
	For the nine month period ended February 28,		For the three month period ended February 28,
	(unaudited)		(unaudited)
	2003	2002	2003	2002
Gross profit margin	57%	57%	57%	56%
Selling, general and administrative as a percentage of sales	39%	38%	35%	32%
Research and development as a percentage of sales	13%	10%	12%	11%
Total assets	20,422,858	26,812,288
Common shareholders' capital	32,130,345	32,130,345
Common shares outstanding	9,592,293	9,592,293
Weighted average shares outstanding	9,592,293	9,592,293
Current ratio	.34	.59
Quick ratio	.18	.38

Stockholder Information

Investor Relations	External Reporting

Shareholders and other individuals requesting information about Perle Systems Limited or wishing to receive, free of charge, copies of the annual and quarterly reports, including the annual report on Form 20-F and quarterly reports on Form 6-K which are filed with the United States Securities and Exchange Commission and Canadian regulatory authorities, should call, e-mail or write to:

Perle Systems Limited
Investor Relations Department
60 Renfrew Drive, Suite 100
Markham, Ontario, Canada L3R 0E1
Telephone: 905 946-5004
Facsimile: 905 944-2059
Web site: www.perle.com
E-mail: invest@perle.com

All of the Company's publicly filed documents can be obtained from the Canadian regulatory authority website www.sedar.com.

The consolidated financial statements and notes thereto of Perle Systems Limited ("Perle" or the "Company") included in this Quarterly Report are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements, notes thereto and all financial information included in this Quarterly Report Supplement are presented in US dollars. All references to "$" or "dollars" are references to US dollars, unless otherwise specified.

Stock Listings
The Over the Counter Bulletin Board ("OTCBB") (symbol: PERL)
Toronto Stock Exchange ("TSX") (symbol: PL)

For more information on Perle and its products, please access the Company's web site at www.perle.com.

Register and Transfer Agents
Inquiries regarding a lost certificate, consolidation of accounts and changes in address, name or ownership should be addressed to either of the following:

American Stock Transfer & Trust Company 59 Maiden Lane New York, New York, USA 10007 Web site: www.amstock.com E-mail: info@amstock.com	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario, Canada, M5H 4A6 Telephone: 1-800-387-0825 Facsimile: 416 643-5570 Web site: www.cibcmellon.com E-mail: inquiries@cibcmellon.com

Special Note Regarding Forward Looking Statements:

From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, which involves risks and uncertainties. Forward-looking statements discussed herein, including statements in the Management's Discussion and Analysis, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, statements, which are not historical facts, may be "forward-looking" statements. When used herein, words such as "anticipate", "intend", "believe", "estimate", and" expect" and similar expression, as they relate to the Company or its management, are intended to identify "forward-looking" statements. The Company's actual future results may differ significantly from those expressed or implied by any "forward-looking" statements. Forward-looking statements are based on assumptions made by and information available to the Company. Factors that may cause such differences include, but are not limited to, rapid technological change; proprietary rights of the Company and others; risks inherent with acquisitions; the Company's ability to manage growth; risks associated with the Company's cost reduction programs; significant leverage; the Company's ability to maintain compliance with the convenants contained in its credit agreement; the Company's ability to continue as a going concern; recent rapid growth; the Company's ability to detect and prevent product defects; market acceptance of the Company's products; increased levels of competition; fluctuations in the Company's operating results; risks associated with sales to customers in foreign countries; dependence on third party suppliers and third party manufacturers; dependence on key personnel; market volatility of common shares; risks associated with the Company's shareholder rights plan; and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

FOR IMMEDIATE RELEASE:

Perle Systems Reports Third Quarter Fiscal 2003 Financial Results

TORONTO, CANADA - April 29, 2003 - Perle Systems Limited (OTCBB: PERL; TSX: PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today reported unaudited financial results for the third quarter fiscal 2003 ended February 28, 2003.

All numbers are in US$ unless otherwise stated.

Financial Highlights

Based on US GAAP, the Company's revenue for the third quarter of fiscal 2003 totaled $5.8 million, compared to revenue of $6.5 million in the second quarter of fiscal 2003.

Net operating profit for the quarter was approximately $452,000 compared to a net operating profit of $102,000 in the preceding quarter. Cash earnings per share were $0.05 for the quarter compared to cash earnings per share of $0.01 in the preceding quarter.

Net operating profit (loss) and cash earnings (loss) per share figures exclude write down of goodwill, depreciation of capital assets and intangibles and one time costs. The table below sets out the reconciliation of the net operating profit and cash earnings per share to GAAP net income (loss) and earnings (loss) per share.

The Company was near break even for the quarter. Disciplined cost controls and a sustained strong gross margin, offset the lower sales. Earnings per share, in line with the same quarter last year were zero.

For the nine months to February 28, 2003, the net loss was approximately $2.0 million including a goodwill write-down of $750,000. This compares to $1.7 million loss in the same period last year including one-time charges of $575,000. The loss per share was $0.21 inclusive of the goodwill write-down, and $0.13 per share exclusive of the goodwill write-down. This compares to a loss of $0.17 per share inclusive of the one-time charges, and a loss of $0.11 per share exclusive of the one-time charges, in the same period last year.

	For the nine month period ended February 28,				For the three month period ended February 28,
	2003	Per share	2002	Per share	2003	Per share	2002	Per share
Net income (loss)	(2,035,079)	(0.21)	(1,666,816)	(0.17)	(3,196)	(0.00)	22,774	0.00
Depreciation of capital assets	133,571	0.01	215,337	0.02	46,327	0.01	70,678	0.01
Amortization of intangibles	1,271,543	0.13	1,777,833	0.19	409,266	0.04	480,016	0.05
Write-down of goodwill	750,000	0.08	-	-	-	-	-	-
One-time charges	-	-	575,000	0.06	-	-	-	-
Net operating profit (loss)	120,035	0.01	901,354	0.10	452,397	0.05	573,468	0.06

The Company is in compliance with its bank covenants having obtained a waiver from its lender for the third quarter. However, due to the volatile nature of the marketplace for technology products, it is difficult to accurately forecast future sales and profits, and therefore the Company's ability to comply with future bank covenant requirements. As a result, in compliance with GAAP, the Company has elected to reclassify its long-term debt as current debt. This reclassification has no impact on the repayment terms of the debt.

The Company is current with its principal and interest payments to its lender.

Chief Executive Officer's comments:

"Through disciplined cost and production controls we have, in a difficult sales environment, maintained the operating profit for the quarter," stated Joe Perle, President and Chief Executive Officer.

"In our focus to now grow sales we have stepped up our product development release schedule. We released higher performance models for the popular Perle Jet Stream and IOLAN+ serial/terminal servers. We released an 8-port model of the new Perle CS9000 console server line. This will allow customers with fewer devices in rack to benefit from the advanced management functionality of the CS9000 line, which previously existed in 16 and 24 port models. We added PPPoE (PPP over Ethernet) to the Perle router line. This will enable customers to take advantage of cost-effective Perle routers in DSL environments. At the beginning of the quarter we released 3.3v models in the Perle PCI Host multi-port card line. These cards will be used by customers in the new 3.3v servers coming into the market now. We have also re-focused our marketing campaigns into areas that are enjoying growth in the current environment, such as retail and medical technology."

Chief Financial Officer's comments:

"Our fundamental financial focus of building cash flow continues through offsetting the lower sales base by improving margins and driving operating efficiencies from within the business by containing costs. We are also concentrating on improving working capital by reducing the days sales outstanding in accounts receivable," stated Derrick Barnett, Vice President, Finance and Chief Financial Officer.

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 12 countries in North America, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results, revenue and earnings guidance for fiscal 2003, production backlogs and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the Company's ability to maintain compliance with the covenants contained in its credit agreement, to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the implementation of the Company's restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission and Canadian securities regulators.

###

Contacts: Derrick Barnett

Vice President, Finance & CFO

Perle Systems Limited

Phone: 905-946-5034

Fax: 905-944-2116

Email: dbarnett@perle.com

Financial statements to follow -

PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
In accordance with the United States Generally Accepted Accounting Principles (US dollars)

As at	February 28, 2003	May 31, 2002
	(Unaudited)	(Audited)
ASSETS
Current:
Cash and cash equivalents	$350,781	$470,064
Accounts receivable	3,565,985	5,716,445
Inventories	3,927,299	3,646,673
Prepaid expenses	298,663	284,654
Income taxes receivable	29,153	227,728
Total current assets	8,171,881	10,345,564
Capital assets, net	744,337	832,247
Other assets	692,989	496,604
Technology, net	1,117,761	1,562,946
Brand names, net	1,427,707	1,737,573
Sales channel, customer list and distribution rights, net	1,434,251	1,866,840
Goodwill	6,733,932	7,320,079
Total assets	$20,322,858	$24,161,853

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current:
Bank indebtedness	$4,856,061	$8,683,648
Accounts payable and accrued liabilities	5,633,553	6,334,023
Income taxes payable	110,949	109,280
Deferred revenue	923,840	1,225,808
Current portion of term loan	11,927,577	736,500
Current portion of notes payable	216,842	463,341
Current portion of obligation under capital lease	37,843	52,923
Total current liabilities	23,706,665	17,605,523

Term loan	-	7,389,523
Obligation under capital lease	-	26,910
Accrued facilities cost	81,917	90,768
Deferred tax liabilities	981,850	1,300,121
Total liabilities	24,770,432	26,412,845
Commitment and contingencies

Shareholders' Equity (Deficiency):
Share capital -- Authorized: Unlimited Common Shares, issued and outstanding: 9,592,293 (2002 -- 9,592,293)	33,770,304	33,770,304

Other comprehensive loss:	(2,041,946)	(1,880,443)
Deficit	(36,175,932)	(34,140,853)
Total shareholders' equity (deficiency)	(4,447,574)	(2,250,992)
Total liabilities and shareholders' equity (deficiency)	$20,322,858	$24,161,853

PERLE SYSTEMS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In accordance with the United States Generally Accepted Accounting Principles (US dollars)
	For the nine month period		For the three month period
	ended February 28,		Ended February 28,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$17,598,048	$22,619,008	$5,783,672	$7,191,746
Expenses:
Cost of sales	7,524,105	9,779,406	2,469,850	3,198,118
Selling, general and administration	6,919,593	8,524,529	2,049,886	2,333,910
Research and development expenditures	2,356,946	2,328,245	690,884	802,979
Amortization of intangible assets	1,271,543	1,777,833	409,266	480,016
Write down of goodwill	750,000	-	-	-
Amortization of capital assets	133,571	215,337	46,327	70,678
Interest expense	1,013,267	1,438,880	233,315	412,180
Total expenses	19,969,025	24,064,230	5,899,528	7,297,881
Loss before income taxes and non-recurring items Income taxes recovery	(2,370,977) 335,898	(1,445,222) 353,406	(115,856) 112,660	(106,136) 128,910
Income (loss) before
non-recurring items	(2,035,079)	(1,091,816)	(3,196)	22,774
Non-recurring items, net of $nil tax	-	(575,000)	-	-
Net income (loss) for the period	$(2,035,079)	$(1,666,816)	$(3,196)	$22,774

Loss per common share - basic and fully diluted:
Before non-recurring items	$(0.21)	$(0.11)	$0.00	$0.00
Non-recurring items	-	(0.06)	-	-
Loss per common share - basic and diluted	$(0.21)	$(0.17)	$0.00	$0.00
PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
In accordance with the United States Generally Accepted Accounting Principles (US dollars)
For the nine month period ended February 28,	2003	2002
Common Share Capital:	(Unaudited)	(Unaudited)
Shares
Opening balance	9,592,293	9,592,293
Closing balance	9,592,293	9,592,293

Amount
Opening balance	$33,770,304	$33,770,304
Stock options exercised	-	-
Warrants exercised	-	-
Issuance of common shares for acquisitions	-	-
Closing balance	$33,770,304	$33,770,304

Other comprehensive loss:
Opening balance	(1,880,443)	(1,838,849)
Net change for the period	(161,503)	(55,406)
Closing balance	(2,041,946)	(1,894,255)
Deficit:
Opening balance	(34,140,853)	(28,858,671)
Net loss for the period	(2,035,079)	(1,666,816)
Closing balance	(36,175,932)	(30,525,487)
Total shareholders' equity (deficiency)	$(4,447,574)	$1,346,196

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
In accordance with the United States Generally Accepted Accounting Principles (US dollars)
	For the nine month period ended February 28,		For the three month period ended February 28,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):
Operating activities
Net loss for the year	$(2,035,079)	$(1,666,816)	$(3,196)	$22,774
Add (deduct) items not affecting cash:
Amortization of intangible assets	1,271,543	1,777,833	409,266	480,016
Write down of goodwill	750,000	-	-	-
Depreciation of capital assets	133,571	215,337	46,327	70,678
Deferred income taxes	(335,898)	(333,483)	(112,660)	(108,987)
	(215,863)	(7,129)	339,737	464,481
Net change in non-cash working capital balances related to operations	1,046,618	1,449,584	(54,866)	31,302
Cash provided by (used in) operating activities	830,755	1,442,455	284,871	495,783
Investing activities
Loans repaid by shareholders, officers and directors	-	33,053	-	33,053
Additions to capital assets	(27,912)	(82,590)	(16,279)	(5,069)
Purchase of technology and other intangible assets	-	(341,092)	-	-
Cash used in investing activities	(27,912)	(390,629)	(16,279)	27,984
Financing activities
Increase (decrease) in bank indebtedness	(3,867,344)	(210,887)	(306,842)	(198,734)
Deferred financial cost	(176,208)	(2,919)	40,545	22,911
Repayment of notes payable	-	(211,038)	(52,081)	(514,158)
Repayment of obligation under capital lease	(42,258)	(26,835)	(18,072)	(10,857)
Increase (repayment) of term loan	3,157,022	(757,981)	-	-
Issuance of common shares (net)	-	(4,366)	-	-
Cash provided by (used in) financing activities	(928,788)	(1,214,026)	(336,450)	(700,838)
Effect of exchange rate changes on cash and cash equivalents	6,286	(44,798)	22,318	(14,033)
Net increase (decrease) in cash and cash equivalents during the year	(119,659)	(206,998)	(45,540)	(191,104)
Cash and cash equivalents, beginning of the period	470,441	962,046	396,322	946,152
Cash and cash equivalents, end of the period	$350,782	$755,048	$350,782	$755,048

Components of net change in non-cash working capital balances related to operations:
Accounts receivable	$2,216,885	$3,052,029	$372,938	$1,021,349
Inventories	(184,527)	1,271,583	(265,380)	291,518
Prepaid expenses	(4,119)	103,133	(23,007)	(71,201)
Income taxes	191,841	(56,501)	47,372	(80,185)
Accounts payable and accrued liabilities	(853,842)	(2,716,266)	32,317	(1,070,896)
Deferred revenue	(319,620)	(204,394)	(219,106)	(59,284)
	$1,046,618	$1,449,584	$(54,866)	$31,301

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
In accordance with the United States Generally Accepted Accounting Principles (US dollars)
	For the nine month period ended February 28,		For the three month period ended February 28,
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2003	2002	2003	2002
Supplemental cash flow information:
Interest paid	$900,267	$1,225,153	$120,315	$198,453
Income taxes paid	$128,212	$129,491	$86,988	$46,080
Non-cash investing and financing activities:
Vender take back debt	$ -	$424,659	$ -	$ -